LYNDEN ENERGY CORP.

888 Dunsmuir Street, Suite 1200

Vancouver, British Columbia V6C 3K4

(604) 629-2991

December 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	H. Roger Schwall, Assistant Director Parhaum J. Hamidi, Staff Attorney

	Re:	Lynden Energy Corp. Application for Withdrawal on Form RW Registration Statement on Form 10-12G (File No. 000-55301)

Dear Sir/Madam:

Lynden Energy Corp. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-55301), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2014 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on December 29, 2014 pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. The Company is in the process of responding to comments made by the Commission staff in its letter dated December 1, 2014.

The Company undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Very truly yours,

LYNDEN ENERGY CORP.

By: /s/ COLIN WATT

Name: Colin Watt

Title: President and Chief Executive Officer